Exhibit 21

Schedule of Subsidiaries

The following is a list of the registrant’s subsidiaries at February 10, 2006.

Name of Organization	State of Incorporation

West Coast Bank	Oregon
West Coast Trust Company, Inc.	Oregon
Totten Inc.	Washington
West Coast Statutory Trusts I-IV	Connecticut